

August 17, 2009

By facsimile to (305) 229-6650 and U.S. Mail

Mark Sustana, Esq.
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

Re: Lennar Corporation.
        Pre-effective Amendment 1 to Registration Statement on Form S-4
        Filed August 11, 2009
        File No. 333-160271

Dear Mr. Sustana:

        We reviewed the filing and have the comment below.

General

1.   Refer to prior comment 1. As requested previously, provide all the representations from
        the Morgan Stanley and Shearman letters. For example, you omit what you will include
        in the transmittal letter or similar documentation to be executed by the exchange offeree.
        See the Morgan Stanley and Shearman letters. Please revise.

Closing

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information that investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosures, they are responsible for the adequacy and accuracy of the
disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David W. Bernstein, Esq.
    K&L Gates LLP
    599 Lexington Avenue
    New York, NY 10022